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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person*
     America Online, Inc.
     22000 AOL Way
     Dulles, VA  20166

2.   Date of Event Requiring Statement (Month/Day/Year)
     January 5, 1999

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol
     Tel-Save.com, Inc. / TALK

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

6.   If Amendment, Date of Original (Month/Day/Year)


7. Individual or Joint/Group Filing (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person


             Table I -- Non-Derivative Securities Beneficially Owned


                                                                          3. Ownership Form:
                                             2. Amount of Securities          Direct (D) or           4.  Nature of Indirect
1. Title of Security                             Beneficially Owned            Indirect (I)              Beneficial Ownership
   (Instr. 4)                                       (Instr. 4)                 (Instr. 5)                     (Instr. 4)

Common Stock, par value $.01 per share              4,121,372                      D


*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                          Date       Expira-                               Number           Price of       Indirect       Beneficial
1. Title of Derivative    Exer-      tion                                  of               Derivative     (I)            Ownership
   Security (Instr. 4)    cisable    Date            Title                 Shares           Security       (Instr. 5)     (Instr. 5)

Common Stock Warrant     immed.     2/22/04          Common Stock          1,721,984        $14.00(1)         D

Common Stock Warrant     immed.     5/14/03          Common Stock          1,000,000        $22.25(1)         D

Put Option (right to     6/1/99     9/3/00           Common Stock(4)       4,121,372        variable          D
sell shares)

Put Option (right to     (2)        perpetual        Common Stock(4)       4,121,372        $19.00            D
sell shares)

Put Option (right to     (2)        1/5/04           Common Stock          1,721,984        variable          D
sell warrants)                                       Warrant(5)

Put Option (right to     (2)        2/22/04          Common Stock          1,721,984        variable          D
sell warrants)                                       Warrant(5)

Put Equivalent Position  (2)        (3)              Common Stock          1,721,984        variable          D
(right to sell shares                                Warrant(5)
underlying warrants)

Put Option (right to     (2)        5/14/03          Common Stock          1,000,000        variable          D
sell warrants)                                       Warrant(5)

Put Option (right to     (2)        5/14/03          Common Stock          1,000,000        variable          D
sell warrants)                                       Warrant(5)

Put Equivalent Position  (2)        (3)              Common Stock          1,000,000        variable          D
(right to sell shares                                Warrant(5)
underlying warrants)


(1)  The exercise price may be adjusted under certain circumstances.
(2)  Becomes exercisable upon the occurrence of certain events.
(3) Date is tied to exercise of warrants with associated put and call, therefore is not determinable.
(4)  Relates to the common stock in Table I.
(5)  Relates to the common stock warrants for the same amounts set forth above.


        /s/J. Michael Kelly                                  January 15, 1999
      **Signature of Reporting Person                             Date
        J. Michael Kelly
        Senior Vice President & Chief Financial Officer


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.